

Mail Stop 4631

April 8, 2016

Via E-mail
Mr. John Hilburn Davis IV
Chairman, Chief Executive Officer, and Chief Financial Officer
BeautyKind Holdings, Inc.
6101 West Centinela Avenue, Suite 394
Culver City, CA 90230

> **Re:** **BeautyKind Holdings, Inc.**
> **Amendment 3 to Offering Statement on Form 1-A**
> **Filed April 1, 2016**
> **File No. 24-10524**

Dear Mr. Davis:

We reviewed the amendment and have the following comments.

Cover page

1. The cover page to the offering circular states that 'prior to the qualification by the SEC,' you will convert to a Delaware corporation. Disclosure on page 7 and elsewhere show the number of shares the company would have outstanding assuming a conversion date prior to April 2, 2016. Please update your disclosure as necessary prior to qualification to clarify whether the conversion has taken place and to reflect your corporate status.

Financial Statements for the Period from August 6, 2014 (date of inception) through January 31, 2015

Note B – Significant Accounting Policies, page F-6

Cost of Revenues, page F-8

2. We have reviewed your response to prior comment 12. We note you have concluded that the most appropriate characterization of your rewards program is as a cost of revenues rather than a reduction in revenues. As such, please enhance your disclosure here and on page F-20 to clarify that cost of revenues also includes the costs related to your rewards program.

Mr. John Hilburn Davis IV
BeautyKind Holdings, Inc.
April 8, 2016
Page 2

<u>Closing</u>

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements before qualification.

If you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

<u>Via E-mail</u>
Gregg E. Jaclin, Esq.
Steven A. Lipstein, Esq.
Szaferman, Lakind, Blumstein & Blader, P.C.
101 Grove Mill Road, Suite 200
Lawrenceville, NJ 08648